EXHIBIT 99.1

Coastal to Present at 5th Annual LD MICRO Conference

VANCOUVER, British Columbia, Nov. 30, 2012 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal") (Nasdaq:COA) (TSX:COA) (Stockholm:COA), the leading online retailer of vision care products, has been invited to present at LD MICRO's 5th Annual Conference. The conference will be held at the Luxe Hotel in Los Angeles on December 5-6, 2012.

Company management is scheduled to present Wednesday, December 5th at 1:30 p.m. Pacific time with one-on-one meetings held throughout the day.

The LD MICRO Conference brings together more than 125 presenting companies and 200 institutions focused on investing in small and micro-cap companies across a breadth of industries. For more information about the conference, visit www.ldmicro.com.

About Coastal Contacts

Coastal Contacts Inc. is one of the largest online retailers of vision care products in the world. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of glasses and contact lenses on the Internet, including a unique combination of designer glasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com
         or
         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com